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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2003


                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]


          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]


          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______



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[TELECOM ITALIA LOGO]

PRESS RELEASE


MARCO TRONCHETTI PROVERA AND CARLO BUORA ILLUSTRATE THE COMPANY'S 2003-2005 STRATEGIC OBJECTIVES TO THE FINANCIAL COMMUNITY

Milan, 14 February 2003 - Marco Tronchetti Provera and Carlo Buora, respectively the Telecom Italia Group Chairman and CEO, are today presenting the Group's strategic objectives for the next three years (2003-2005) to the financial community.

Under these new strategic objectives, investments over the three-year period are forecast to range between 14 and 16 billion euros, essentially matching the targets set for 2002-2004 (16 billion euros).

Net financial borrowings are projected to be around 13 billion euros by the end of 2005. This further extends the debt reduction policy announced last year, which set a 2004 debt level target of below 15 billion euros.

Annual average growth rates for revenues (4 - 4.5%) and the gross operating result (5 - 5.5%) over the three-year period 2003-2005 are expected to sustain their 2002-2004 levels. Operating income is forecast to rise on average by 8 - 8.5% annually.

Free cash flow (gross operating result - capex +- change to working capital) will register an improvement of around 30 billion euros as profitability and efficiency both improve. This compares with the 25 billion euro figure forecast for the three-year period 2002-2004.

The 2 billion euro efficiency gains target established for the three-year period 2002-2004 has been increased by a further 600 million euros. This will be achieved through the strict control of operating costs, a selective investment policy, a tight focus on leveraging synergies at Group level, and centralized provisioning.

The presentation will be available on the Web at www.telecomitalia.it/investor_relation.


Telecom Italia
Communication & Media Relations
Corporate Press Office: +39.06.3688.2023 or 2066 www.telecomitalia.it/press

Investor Relations: +39.063.3688.2381 or 3378
www.telecomitalia.it/investor_relation



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[TELECOM ITALIA LOGO]

PRESS RELEASE

RICCARDO RUGGIERO ILLUSTRATES DOMESTIC WIRELINE BU 2003-2005 STRATEGIC OBJECTIVES TO THE FINANCIAL COMMUNITY

Milan, 14 February 2003 - Telecom Italia CEO Riccardo Ruggiero today presents the Telecom Italia Domestic Wireline Business Unit strategic objectives for the three year period 2003-2005.

Under these new strategic objectives, revenues are forecast to remain at current levels or increase slightly, by an average of 0.5% annually; revenue projection was flat in the 2002- 2004 plan.

Average annual gross operating result growth will be in the region of 2 to 2.5% (2.5-3% in the 2002-2004 plan); the gross operating result/revenues ratio is forecast to exceed 49% for 2005.

The new objectives establish a 2003-2005 annual average operating income growth target in the range of between 4 and 4.5%, and an operating income to revenues ratio exceeding 31%.

Cumulative Telecom Italia Domestic Wireline investment over the three years 2003-2005 is planned to correspond to around 6,200 million euros. Of this sum, 80% will be innovation-based. The 2002-2004 plan called for the allocation of around 6,700 million euros.

Residential market broadband access connections will exceed 1.9 million during 2004, an increase of 0.5 million over the existing 1.4 million forecast. The broadband access target for year-end 2005 (residential, business and wholesale) is 3.5 million.

The target for Teleconomy subscriptions is around 6.1 million by year-end 2005, compared with the 5.9 million target set for year-end 2004.

The voice traffic market share at the end of 2005 will essentially match the 2002 year-end figure.

This presentation is available on the Web at www.telecomitalia.it/investor_relation.


Telecom Italia
Communication & Media Relations
Domestic Wireline Press Office: +39 06.3688.2023 or 2066 www.telecomitalia.it/press

Investor Relations: +39 06/36882381 or 3378 www.telecomitalia.it/investor_relation



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[SEAT LOGO]

PRESS RELEASE

PAOLO DAL PINO EXPLAINS STRATEGIC OBJECTIVES FOR 2003-2005 TO THE FINANCIAL COMMUNITY

Milan, 14 February 2003 - Paolo Dal Pino, Managing Director of Seat PG, presents to the financial community the strategic objectives of the Group for the coming three years.

Based on updated objectives and considering the changing economic context, expected revenues in the period of 2003-2005 will show average annual growth of between 6% and 8% (8-10% in the 2001-2004 plan). The Gross Operating Profit - which accounted for 29.8% of revenues in 2002, a level approaching last year's goal of a GOP exceeding 30% for 2004 - will mark average annual growth in 2003-2005 of between 11% and 13%. Based on present-day objectives, average annual growth of operating income is expected to reach 27-29%. Net debt, already reduced by Euro 242 million in 2002, should decrease further in the coming three-year period, to show a positive net financial position in 2005.

The presentation will be available for viewing on the web site:
www.seat.it/english/incontro_comunita.asp


Telecom Italia Communication & Media Relations
Internet & Media Press Office: +39 06.36882023-2066
Comunicazione.stampa@seat.it

Seat PG Investor Relations: +39 06 51448424
Investor.relations@seat.it



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[TIM LOGO]

PRESS RELEASE

TIM GROUP: EURO 12 BILLION IN FREE CASH FLOW TO BE GENERATED IN THE PERIOD 2003-2005

-	Growth targets confirmed

-	Domestic profitability: stable in the 2002 - 2005 period

-	Breakeven for TIM Brasil (at free cash flow level) by 2005

The 2002 results, income and financial objectives, domestic market share and international operations: these were the principal themes that Marco De Benedetti's, Chief Executive Officer of TIM, discussed in his address during the meeting with the financial community in Milan.

Among the 2002-2005 objectives the accumulated 2003-2005 free cash flow (GOP-Capex) amounting to euro 12 billion was especially highlighted. Revenues will increase at a compounded average growth rate (CAGR) of 5 - 6% for the domestic market and 7 - 8% for the Group. GOP is expected to grow at a CAGR of 5 - 6% in Italy and 8 - 9% for the Group as a whole.

The domestic investment plan forecast for the next three year period will amount to euro 3.7 billion of which 55% will be specifically earmarked to innovation. Furthermore, in terms of innovation, the growth in VAS revenues is forecasted to reach a CAGR of 30 - 40% per annum in the period 2002-2005.

In terms of profitability, the GOP/revenues ratio is forecasted to remain stable for the domestic market in the period 2002-2005.

As regards the international activities of TIM, particular attention was given to Brazil where, from 2003 to 2005 the overall amount of investments is forecasted to reach euro 1.2 billion. The breakeven in the Brazilian operations at the level of free cash flow will be achieved in 2005. In the same year TIM aims to reinforce its operations in the country by increasing its market share to 26% from the present quota of 16% in relation to the penetration of mobile telephony in Brazil, which is expected to reach 26% (at present 19%).

***

In his address, Marco De Benedetti, referring to the preliminary results already disclosed, underlined the Company's leadership in terms of innovation and value-added services. In this respect the results of the Christmas campaign were very positive: 1.8 million handsets sold (compared to 1.6 million in the 2001 campaign) of which 400 thousand new generation of MMS phones that enable customers to use the multimedia services that characterise the new business cycle. On an annual basis MMS handsets sold by TIM amounted to 700 thousand, of which 100 thousand with built-in camera.

As concerns the financial results, ARPU exhibited a positive growth in 2002 registering in the last quarter an increase of 4% (euro 28.6) with respect to the same period of last year (euro 27.5).The increase for the entire year stood at 1%.

Milan, February 14, 2003

Communication&Media Relations: +39 06 3688 2323/2066
TIM Press Office: +39 063688 2499
TIM Investor Relations: + 39 06 3900 3798 www.investor.tim.it



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ATTACHMENT

[TIM LOGO]

PRESS RELEASE

TIM: PRELIMINARY RESULTS AS OF DECEMBER 31, 2002


TIM Group:

- Revenues: euro 10.9 billion, 6% higher than 2001

- Gross operating profit: euro 5 billion, 5.9% higher than 2001

- Profitability (GOP/revenues) at 46.4%; confirming last year's performance confirmed

- GSM service in Brazil launched

- TIM lines worldwide: 39.1 million, 12.2% higher than at 31.12.2001


TIM S.p.A. (results net of former Blu S.p.A)

- Revenues: euro 8.9 billion, 6.7% higher than 2001

- Gross operating profit: euro 4.5 billion, +7.2%

- Profitability (GOP/revenues) at 50.8% (50.6% compared to the preceding fiscal year)

- TIM domestic lines: 25.3 million (5.7% higher than at 31.12.2001)


Rome, February 12, 2003 - The Board of Directors of TIM (Telecom Italia Group), chaired by Carlo Buora, has today examined the preliminary results for the 2002 fiscal year, submitted by the Chief Executive Officer Marco De Benedetti. Said results are still being audited by the external auditors.


The preliminary results of the TIM Group

Please note that consolidated results of the TIM Group include the income and financial results of the former company Blu S.p.A. (merged into TIM S.p.A. by incorporation last December) relative to the 4Q2002 only.

- Preliminary consolidated revenues of euro 10.9 billion represent a 6% growth with respect to the preceding fiscal year. This growth would have reached 11.9% if the effects of variations in exchange rates were eliminated.

- Gross operating profit (GOP) amounting to euro 5 billion, increased by 5.9% compared to the same period in 2001 (+8.6% net of exchange rate effects). The GOP/revenues ratio remains at 46.4% notwithstanding numerous companies are still in a start-up phase (GOP/revenues ratio in 2001 stood at 46.4%).

- Operating income amounting to euro 3.4 billion has grown by 7.1% compared to 2001 and stands at 30.9% in proportion to revenues (30.6% in 2001).

- Net borrowings stand at euro 1.9 billion after capital investments for euro
1.7 billion and the distribution in 2002 of dividends for euro 3.6 billion.

- The number of TIM Group mobile lines amounts to about 39.1 million, 12.2% higher than the figure recorded at the end of 2001.


The preliminary results of TIM S.p.A.

Please note that the results posted in the financial statements of TIM S.p.A. for the fiscal year 2002 will, in compliance with legal requirements, include the income and financial results for the entire fiscal year 2002 of the former company Blu S.p.A. In order to provide a meaningful statement on the preliminary results for the fiscal year 2002, the results net of former Blu will also be provided in order to make the Company's performance comparable with the results achieved in the previous fiscal year. The preliminary results of the fiscal year 2002 confirm the growth levels recorded during the year in question.

In particular:

- Preliminary revenues, amount to euro 9 billion. The preliminary revenues of TIM alone, net of the effects of the merger with Blu following the latter's incorporation, stand at euro 8.9 billion, 6.7% higher than the preceding fiscal year.

- Gross operating profit (GOP) amounts to euro 4.4 billion. The Gross operating profit for TIM alone, net of the effect of Blu's incorporation, is euro 4.5 billion, rising by 7.2% and returning GOP/revenues ratio of 50.8% (50.6% in the preceding fiscal year).

- Operating income stands at euro 3.2 billion. The operating income of TIM alone, net of the effect of Blu's incorporation, is euro 3.3 billion, representing a 2.8% increase with respect to 2001.

- TIM, with about 25.3 million lines as of 31 December 2002 (+5.7% with respect to 31 December 2001), has confirmed its position as domestic market leader.


Change to the 2003 Corporate Calendar

The final financial statements of TIM SpA and the final consolidated financial statements of the TIM Group for 2002 will be submitted for approval to the Board of Directors of the Company on March 10, 2003 instead of March 6, 2003, as communicated in the previous 2003 Corporate Calendar of Events. Consequently the Shareholders' Meeting convened to approve the financial statements for the 2002 fiscal year will be called for April 14, at first call and April 15, 2003 at second call, instead of April 11 and 12, 2003 respectively as previously communicated.


Procedure for the disclosure of price-sensitive information to the market

The Board of Directors, implementing the framework of Corporate Governance rules, has approved the "Procedure for disclosing price-sensitive information to the market". The document lays down the arrangements for the disclosure to the market of such type of information, indicates the Functions and Structures involved in the procedure and also states the procedure to be followed in the event of rumours or requests for information on behalf of bodies responsible for regulating and running the market. The procedure, moreover, regulates the operations to be undertaken when the Company convenes meetings with the financial community and the Press.

Communication & Media Relations: +39 06 3688 2023
TIM Press Office : +39 06 3688 2499
TIM Investor Relations: +39 06 3900 3798



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Cautionary Statement for Purposes of the "Safe Harbor" Provision of
the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to strategic objectives for the next three years (2003-2005). The ability of the Telecom Italia Group to achieve the objectives is dependant on many factors which are outside of management's control. Actual results may differ materially from those forecasted or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

-	the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

-	the ability of the Telecom Italia Group to introduce new
services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

-	the ability of the Telecom Italia Group to achieve cost-
reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

-	the impact of regulatory decisions and changes in the
regulatory environment;

-	the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom Italia Group focused on Latin America and on its foreign investments and capital expenditures;

-	the continuing impact of rapid changes in technologies;

-	the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

-	the impact of fluctuations in currency exchange and interest rates;

-	Telecom Italia's ability to continue the implementation of its
2002-2004 Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

-	the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

-	Telecom Italia's ability to successfully roll out its UMTS
networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

-	SEAT's ability to successfully implement its internet strategy;

-	the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin America and in Europe;

-	the amount and timing of any future impairment charges for
Telecom Italia's licences, goodwill or other assets; and

-	the impact of litigation or decreased mobile communications
usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its forecasted objectives.



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 14, 2003


                                                   TELECOM ITALIA S.p.A.


                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager